UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Triloma EIG Global Energy Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

228 N. Park Avenue, Suite A

Winter Park, FL 32789

Telephone Number (including area code):

(407) 636-7115

Name and address of agent for service:

NATIONAL REGISTERED AGENTS, INC.

160 Greentree Drive, Suite 101

Dover, DE 19904

(Name and Address of Agent for Service)

COPIES TO:

BARRY L. GOFF Triloma Financial Group, LLC 228 N. Park Avenue, Suite A Winter Park, FL 32789	ROBERT VITALE EIG Global Energy Partners, LLC 1700 Pennsylvania Avenue NW, Suite 800 Washington, DC 20006	RICHARD HOROWITZ, ESQ. Dechert LLP 1095 Avenue of the Americas New York, NY 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Orlando, in the State of Florida on the 13th day of March, 2015.

Triloma EIG Global Energy Fund

By:
/s/ Barry L. Goff
Barry L. Goff
Trustee